UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13D Under the Securities Exchange Act of 1934 (Amendment No. 5)*
Tutor Perini Corporation
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
901109 108
(CUSIP Number)
Ronald N. Tutor Tutor Perini Corporation 15901 Olden Street Sylmar, California 91342 (818) 362-8391
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 30, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages

CUSIP No. 901109 108               SCHEDULE 13D               Page  2 of 14

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
RONALD N. TUTOR
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,182,900
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
13,182,900
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,716,155
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.3%
14		TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 901109 108                SCHEDULE 13D               Page 3 of 14
1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
THE RONALD N. TUTOR SEPARATE PROPERTY TRUST
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,032,900
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
13,032,900
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,032,900
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.7%
14		TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. 901109 108                 SCHEDULE 13D               Page 4 of 14
1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
RONALD N. TUTOR 2009 DYNASTY TRUST
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,533,255
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,533,255
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,533,255
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3%
14		TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. 901109 108               SCHEDULE 13D               Page 5 of 14

Introduction

This Amendment No. 5 (this “Amendment”) amends and supplements the information set forth in Schedule 13D that was originally filed on September 18, 2008, (the “Schedule 13D”) as amended by Amendment No. 1 previously filed on March 19, 2010, as amended by Amendment No. 2 previously filed on June 11, 2010, as amended by Amendment No. 3 previously filed on September 16, 2010, and as amended by Amendment No. 4 previously filed on September 20, 2010 relating to the beneficial ownership of shares of Common Stock by Ronald N. Tutor, the Ronald N. Tutor Separate Property Trust, a California Trust (the "SPT") and the Ronald N. Tutor 2009 Dynasty Trust (the "DT").  Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

This Amendment relates to the disposition of 4,500,000 shares of Common Stock by the SPT and the repayment of 500,000 shares of Common Stock by the DT that was loaned from the SPT as previously disclosed in Amendment No. 2.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

The following information hereby is added to the existing disclosure:

        On November 30, 2010, the SPT disposed of 4,500,000 shares of Common Stock, pursuant to the prospectus supplement dated as of November 23, 2010 and the accompanying prospectus dated September 10, 2009, resulting in a decrease of shares of Common Stock beneficially owned by Mr. Tutor by an identical amount.

Other than as described in this Schedule 13D, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of Issuer.

      Item 5 hereby is replaced in its entirety with the following:

      The following information is based on a total of 47,089,593 shares of Common Stock outstanding as of November 2, 2010, as reported by the Issuer in the Quarterly Report on Form 10-Q filed by the Issuer on November 5, 2010.

CUSIP No. 901109 108               SCHEDULE 13D                Page 6 of 14

(a), (b)

As of the date hereof, the Reporting Persons may be deemed to have beneficial ownership over shares of Common Stock as set forth below, and each such Reporting Person has sole voting and dispositive power with respect to all shares shown as being beneficially owned by him, except as otherwise indicated.

(i)    Mr. Tutor may be deemed to have beneficial ownership of 14,716,155 shares of Common Stock, or 31.3%, with respect to which Mr. Tutor has sole voting power and sole dispositive power over 13,182,900 of such shares.  Mr. Tutor directly owns 150,000 shares.

       Mr. Tutor may be deemed to have beneficial ownership of 13,032,900 shares of Common Stock owned by the SPT.  Mr. Tutor is the sole beneficiary and trustee of the SPT.  The shares that Mr. Tutor may be deemed to beneficially own also include 1,533,255 shares of Common Stock owned by the DT, of which Mr. Tutor’s issue are the beneficiaries, John Barrett is trustee with sole voting and dispositive power with respect to the Common Stock held by the DT.  Mr. Tutor is the trust advisor to the DT, in which position Mr. Tutor has sole discretion to remove and replace the trustee, as well as the sole authority to reacquire or exchange the property of the DT, including the Common Stock, by substituting property of equal value.

(ii)   The SPT may be deemed to have beneficial ownership of 13,032,900 shares of Common Stock, or 27.7%.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the SPT that it is the beneficial owner of any of the Common Stock held by Ronald N. Tutor or the DT referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(iii)   The DT may be deemed to have acquired beneficial ownership of 1,533,255 shares of Common Stock, or 3.3%.  The DT has sole or shared voting or dispositive power with respect to such shares of Common Stock; however, the trust advisor to the Reporting Person retains the authority to reacquire the Common Stock from the DT.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the DT that it is the beneficial owner of any of the Common Stock held by Ronald N. Tutor or the SPT referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)

Transactions in the Common Stock effected by the Reporting Persons in the 60 days prior to the date of this Schedule 13D are described in Schedule A and incorporated herein by reference.

(d)

Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 901109 108                SCHEDULE 13D               Page  7 of 14

(e)

Not applicable.

   Item 7.    Materials to be Filed as Exhibits.

    Exhibit I.        Lock-Up Agreement, dated as of November 22, 2010.

    Exhibit J.       Underwriting Agreement, dated as of November 23, 2010, by and among Tutor Perini Corporation, the Ronald N. Tutor Separate Property Trust and Credit Suisse Securities (USA) LLC, as the book-running manager.  (Filed with Tutor Perini Corporation's Current Report on Form 8-K dated November 30, 2010 and incorporated by reference).

    Exhibit K.      Power of Attorney to William B. Sparks from Ronald N. Tutor, the Ronald N. Tutor Separate Property Trust and the Ronald N. Tutor 2009 Dynasty Trust.

CUSIP No. 901109 108               SCHEDULE 13D               Page 8 of 14

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 2, 2010

RONALD N. TUTOR

/s/ William B. Sparks, attorney-in-fact
BY: WILLIAM B. SPARKS, ATTORNEY-IN-FACT

RONALD N. TUTOR SEPARATE
PROPERTY TRUST

/s/ William B. Sparks, attorney-in-fact
BY: WILLIAM B. SPARKS, ATTORNEY-IN-FACT

RONALD N. TUTOR 2009
DYNASTY TRUST

/s/ William B. Sparks, attorney-in-fact
BY: WILLIAM B. SPARKS, ATTORNEY-IN-FACT

SCHEDULE A

Party	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
Ronald N. Tutor 2009 Dynasty Trust	11/29/2010	500,000	N/A	Repayment to Ronald N. Tutor Separate Property Trust of Common Stock loaned on June 1, 2010.
Ronald N. Tutor Separate Property Trust	11/30/2010	4,500,000	$19.50	Disposition of Common Stock pursuant to prospectus supplement filed pursuant to Rule 424(b)3*

* Sale above has also previously been reported on a Form 4 as required pursuant to Section 16 of the Securities Exchange Act of 1934.

EXHIBIT I

LOCK-UP AGREEMENT

 November 22, 2010

Tutor Perini Corporation
15901 Olden Street
Sylmar, California 91342

Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, N.Y. 10010-3629

Ladies and Gentlemen:

As an inducement to the Underwriter to execute the Underwriting Agreement (the “Underwriting Agreement”), pursuant to which an offering of common stock, par value $1.00 per share (the “Securities”) of Tutor Perini Corporation, and any successor (by merger or otherwise) thereto (the “Company”), will be made, the undersigned hereby agrees that during the period specified in the following paragraph (the “Lock-Up Period”), the undersigned will not, and will not cause or allow, directly or indirectly, one or more of its affiliates to, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Securities or securities convertible into or exchangeable or exercisable for any Securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without the prior written consent of the Underwriter.  In addition, the undersigned agrees that, without the prior written consent of the Underwriter, it will not, during the Lock-Up Period, make any demand for or exercise any right with respect to the registration of any Securities or any security convertible into or exercisable or exchangeable for the Securities.  Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Underwriting Agreement.

An “affiliate” of any person shall mean any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the first person.  For purposes of this definition, “control” of a person means the possession of power to direct or cause the direction of management and policies of such person, whether through ownership of voting securities, by contract or otherwise.  The term “person” as used in this Agreement includes any corporation, company, limited liability company, enterprise, association, partnership, group or other entity or individual.  The Lock-Up Period will commence on the date of the preliminary prospectus supplement relating to the Securities (the “Preliminary Prospectus Supplement”), as

filed with the Commission pursuant to Rule 424(b) under the Act and distributed to investors, and continue and include the date 90 days after the public offering date set forth on the Final Prospectus used to sell the Securities (the “Public Offering Date”) pursuant to the  Underwriting Agreement, to which you are or expect to become parties.

The undersigned agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this Lock-Up Agreement during the Lock-Up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has confirmed with the Company that the Lock-Up Period has expired.

Any Securities received upon exercise of stock options, restricted stock units or other equity-based awards granted to the undersigned will also be subject to this Agreement.  Any Securities acquired by the undersigned in the open market will not be subject to this Agreement.  A transfer of Securities to a family member or trust may be made, provided the transferee agrees to be bound in writing by the terms of this Agreement prior to such transfer, such transfer shall not involve a disposition for value and no filing by any party (donor, donee, transferor or transferee) under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer (other than a filing on a Form 5 made after the expiration of the Lock-Up Period).

Notwithstanding anything herein to the contrary, the undersigned may sell the Offered Securities to the Underwriters pursuant to the Underwriting Agreement during the Lock-Up Period.

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Securities if such transfer would constitute a violation or breach of this Agreement.

This Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned.  This Agreement shall lapse and become null and void if the Public Offering Date shall not have occurred on or before December 1, 2010.  This agreement shall be governed by, and construed in accordance with, the laws of the State of New York.
(Signature Page Follows)

                     Very truly yours,

                     /s/ Ronald N. Tutor
                     Name:  Ronald N. Tutor
                     Title: Trustee

EXHIBIT K

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that we, Ronald N. Tutor, the Ronald N. Tutor Separate Property Trust and the Ronald N. Tutor 2009 Dynasty Trust, hereby each make, constitute and appoint William B. Sparks as our agent and attorney-in-fact for the purpose of:

(1)
executing for and on behalf of the undersigned, in our personal capacities, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to the Securities and Exchange Commission ("SEC") pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Act") or the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities of Tutor Perini Corporation, a Massachusetts corporation (“Tutor Perini”);

(2)
do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such report on Schedule 13G or Schedule 13D, complete and execute any amendment or amendments thereto, and timely file such form with the SEC and any stock exchange or similar authority; and

(3)
take any other action of any type whatsoever in connection with the foregoing which, in the opinion of the attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by the attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in the attorney-in-fact's discretion.

The undersigned hereby grants to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is Tutor Perini assuming, any of the undersigned's responsibilities to comply with, or liabilities that may arise under, Section 13(d) of the Act.

This Power of Attorney shall remain in full force and effect with respect to each of the undersigned until such individual is no longer required to file reports on Schedule 13D or Schedule 13G with respect to the undersigned's holdings of and transactions in securities issued by Tutor Perini, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned have caused this Power of Attorney to be executed as of this 2nd day of December, 2010.

/s/ Ronald N. Tutor
RONALD N. TUTOR

RONALD N. TUTOR SEPARATE PROPERTY TRUST /s/ Ronald N. Tutor
BY: RONALD N. TUTOR ITS: TRUSTEE

RONALD N. TUTOR 2009 DYNASTY TRUST /s/ John D. Barrett
BY: JOHN D. BARRETT ITS: TRUSTEE